Exhibit 99.1

# ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

## ANNOUNCEMENT TO THE MARKET

In compliance with Official Letter No. 7/2020-CVM/SEP, Itaú Unibanco Holding S.A. ("Company") announces to its stockholders and the market in general that the Company's executives will join the live event as follows:

| Topic | Organizer | Executives/Positions | Subject matter | Date and Time | Link to access |
|---|---|---|---|---|---|
| Itaú Day | Itaú Unibanco | Pedro Moreira Salles and Roberto Setubal - Co-chairmen of the Board of Directors<br><br>Milton Maluhy Filho - CEO<br><br>All members of the Executive Committee:<br><br>Alexandre Grossmann Zancani, Alexsandro Broedel, André Luis Teixeira Rodrigues, André Sapoznik, Carlos Fernando Rossi Constantini, Flávio Augusto Aguiar de Souza, Leila Cristiane Barbosa Braga de Melo, Matias Granata, Pedro Paulo Giubbina Lorenzini, Ricardo Ribeiro Mandacaru Guerra and Sergio Guillinet Fajerman.<br><br>Group Head of Investor Relations and Market Intelligence<br><br>Renato Lulia Jacob | Itaú Unibanco Holding S.A.'s business and initiatives | June 2nd, from 9am to 12pm | https://live.popcast.com.br/itauday/default_eng.aspx<br><br>https://www.youtube.com/BancoItau<br><br>https://www.itau.com.br/ri/ |

São Paulo (State of São Paulo), May 27, 2021.

*RENATO LULIA JACOB*
*Group Head of Investor Relations and Market Intelligence*